UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)(*)

                        PETMED EXPRESS, INC.
                        --------------------
                          (Name of Issuer)

                Common Stock, $001 par value per share
                --------------------------------------
                    (Title of Class of Securities)


                              716382 10 6
                             --------------
                             (CUSIP Number)

                            December 31, 2003
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                            SCHEDULE 13G

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CUSIP No. 716382 10 6                               Page 1 of 1 Page
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Guven Kivilcim
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      TURKEY
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Number of      5    SOLE VOTING POWER
Shares
Beneficially        2,067,000 shares of common stock, which includes
Owned by            540,000 shares issuable upon the exercise of
Each                    warrants.(1)
Reporting      ------------------------------------------------------
Person
With           6    SHARED VOTING POWER

                    0
               ------------------------------------------------------

               7    SOLE DISPOSITIVE POWER

                    2,067,000 shares of common stock, which includes 540,000 shares issuable upon the exercise of warrants.(1)
               ------------------------------------------------------

               8    SHARED DISPOSITIVE POWER

                    0
---------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,067,000 shares of common stock, which includes 540,000 shares issuable upon the exercise of warrants.(1)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                                                                  [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.2 % of outstanding common shares.(1)
---------------------------------------------------------------------

12    TYPE OF REPORTING PERSON

      IN
---------------------------------------------------------------------


(1) As of June 4, 2004, the Sole Voting Power, the Sole Dispositive Power and the Aggregate Amount Beneficially Owned was 1,715,900 which includes 400,000 shares issuable upon the exercise of warrants, and the Percent of Class Represented was 7.63% of the outstanding common shares.

                           ATTACHMENT
                           ----------

Item 1(a). Name of Issuer:

      PetMed Express, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

      1441 SW 29th Avenue, Pompano Beach, FL 33069

Item 2(a). Name of Person Filing:

      Guven Kivilcim

Item 2(b). Address of Principal Business Office, or if None,
Residence:

       1020 N.W. 163rd Drive
       Miami, FL 33169

Item 2(c). Citizenship:

       TURKEY

Item 2(d). Title of Class of Securities:

       Common Stock, $.001 par value per share.

Item 2(e). CUSIP Number:

       716382 10 6.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_] An investment adviser in accordance with Rule 13d-
        1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned: 2,067,000 shares, which
includes 540,000 shares issuable upon the exercise of warrants.
(1)

(b)   Percent of class: 10.2%.(1)

(c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:
      2,067,000 shares, which includes 540,000 shares issuable upon the exercise of warrants, (1)

         (ii)  Shared power to vote or to direct the vote: -0-,

         (iii) Sole power to dispose or to direct the
      disposition of: 2,067,000, which includes 540,000 shares
      issuable upon the exercise of warrants,  (1)

         (iv) Shared power to dispose or to direct the disposition of: -0-.


Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the
Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

(1) As of June 4, 2004, the Sole Voting Power, the Sole Dispositive Power and the Aggregate Amount Beneficially Owned was 1,715,900 which includes 400,000 shares issuable upon the exercise of warrants, and the Percent of Class Represented was 7.63% of the outstanding common shares

                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.

Dated: June 4, 2004

                                    /s/Guven Kivilcim
                                    ----------------------------
                                    Guven Kivilcim

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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